As filed with the Securities and Exchange Commission on April 2, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
(Amendment No.          )

CREXUS INVESTMENT CORP.
(Name of the Issuer)

CREXUS INVESTMENT CORP.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

226553105
(CUSIP Number of Class of Securities)

Kevin Riordan

Chief Executive Officer and President
CreXus Investment Corp.
1211 Avenue of the Americas, Suite 2902
New York, New York 10036
Tel: (646) 829-0160

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

COPY TO:

Gilbert G. Menna

John T. Haggerty
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$875,829,120	$119,463

* The calculation assumes the purchase of all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CreXus Investment Corp., a Maryland corporation (the “Company”), other than Shares owned by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, at a purchase price of $13.05206 per Share, net to the seller in cash. As of March 15, 2013, there were 76,630,528 Shares issued and outstanding, of which 9,527,778 Shares are owned by Annaly. As a result, this calculation assumes the purchase of 67,102,750 Shares.

** The amount of the filing fee, is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $119,463	Filing Party: Annaly Capital Management, Inc.
Form or Registration No.: Schedule TO (File No. 005-85012)	Date Filed: March 18, 2013

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

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Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3” or “Transaction Statement”) is being filed by CreXus Investment Corp., a Maryland corporation (the “Company”). The filing person is the subject company. This Schedule 13E-3 relates to the offer (the “Offer”) by CXS Acquisition Corporation (“Acquisition”), a Maryland corporation and wholly-owned subsidiary of Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company that it does not already own for a purchase price per share of $13.00 plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires, in cash net to the seller, but subject to any required withholding taxes. The terms of the Offer, and the conditions to which it is subject, are set forth in a Schedule TO (the “Schedule TO”) filed by Annaly and Acquisition, which contain as exhibits an Offer to Purchase dated March 18, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer).

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on March 18, 2013 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, Annaly and Acquisition has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated into this Schedule 13E-3 by reference.

Item 2.	Subject Company Information.

(a)	Name and Address. The information set forth in the Schedule 14D-9 under “Subject Company Information—Name and Address” is incorporated into this Schedule 13E-3 by reference.

(b)	Securities. The information set forth in the Schedule 14D-9 under “Subject Company Information—Securities” is incorporated into this Schedule 13E-3 by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Purchase under “The Offer—Section 7. Price Range of Shares; Dividends” is incorporated into this Schedule 13E-3 by reference.

(d)	Dividends. The information set forth in the Offer to Purchase under “The Offer—Section 7. Price Range of Shares; Dividends” is incorporated into this Schedule 13E-3 by reference.

(e)	Prior Public Offerings. The information set forth in the Offer to Purchase under “The Offer—Section 9. Information about CreXus” is incorporated into this Schedule 13E-3 by reference.

(f)	Prior Stock Purchases. The information set forth in the Offer to Purchase under “The Offer—Section 9. Information about CreXus” is incorporated into this Schedule 13E-3 by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address. The information set forth in the Schedule 14D-9 under “Subject Company Information—Name and Address” is incorporated into this Schedule 13E-3 by reference.
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(b)	Business and Background of Entities. The information set forth in the Offer to Purchase under “The Offer—Section 9. Information about Acquisition and Annaly” is incorporated into this Schedule 13E-3 by reference.

(c)	Business and Background of Natural Persons. The information set forth in the Offer to Purchase under “SCHEDULE I—INFORMATION RELATING TO THE ACQUIRERS” is incorporated into this Schedule 13E-3 by reference.

The name, age, citizenship, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. Each such person has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 4.	Terms of the Transaction.

(a)(1)(i)	Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet—What is the class and amount of securities being sought in the Offer?” and “Introduction” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(ii)	Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet—How much are you offering to pay? In what form will I receive payment?,” “Introduction” and “The Offer—Section 1. Terms of the Offer” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(iii)	Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet—When will the Offer expire?” and “The Offer—Section 1. Terms of the Offer” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(iv)	Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet—Will you provide a subsequent offering period?” and “The Offer—Section 2. Expiration and Extension of the Offer” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(v)	Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the Offer be extended?” and “The Offer—Section 2. Expiration and Extension of the Offer” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(vi)	Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet—Can I withdraw shares after I tender them?” and “The Offer—Section 5. Withdrawal Rights” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(vii)	Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I tender my shares?,” “The Offer—Section 4. Procedure for Tendering Shares,” “Summary Term Sheet—Can I withdraw shares after I tender them?” and “The Offer—Section 5. Withdrawal Rights” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(viii)	Material Terms. The information set forth in the Offer to Purchase under “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 3. Acceptance for Payment and Payment for Shares” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(ix)	Material Terms. Not applicable.

(a)(1)(x)	Material Terms. Not applicable.
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(a)(1)(xi)	Material Terms. Not applicable.

(a)(1)(xii)	Material Terms. The information set forth in the Offer to Purchase under “The Offer—Section 6. Certain Material U.S. Federal Income Tax Consequences” is incorporated into this Schedule 13E-3 by reference.

(c)	Different Terms. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Item 10. Interests of Directors and Officers in the Offer and the Merger” is incorporated into this Schedule 13E-3 by reference.

(d)	Appraisal Rights. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information.” And the information set forth in the Offer to Purchase under “Special Factors—Section 7. No Dissenters’ Rights” is incorporated into this Schedule 13E-3 by reference.

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Offer; Past Contacts; Negotiations and Transactions” is incorporated into this Schedule 13E-3 by reference.

(b)	Significant Corporate Events. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements”, “Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Offer; Past Contacts; Negotiations and Transactions” , “Special Factors—Section 9. Relationship among Annaly, FIDAC and CreXus” is incorporated into this Schedule 13E-3 by reference.

(c)	Negotiations or Contacts. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendation” is incorporated into this Schedule 13E-3 by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Offer; Past Contacts; Negotiations and Transactions” and “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements” is incorporated into this Schedule 13E-3 by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger”, “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements—Merger Agreement—The Merger” is incorporated into this Schedule 13E-3 by reference.

(c)(1)	Plans. The information set forth in the Schedule 14D-9 under “Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule 13E-3 by reference.
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(c)(2)	Plans. The information set forth in the Schedule 14D-9 under “Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule 13E-3 by reference.

(c)(3)	Plans. The information set forth in the Schedule 14D-9 under “Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule 13E-3 by reference.

(c)(4)	Plans. The information set forth in the Offer to Purchase under “Special Factors—Section 5. Effects of the Offer and the Merger” is incorporated into this Schedule 13E-3 by reference.

(c)(5)	Plans. The information set forth in the Offer to Purchase under “Special Factors—Section 5. Effects of the Offer and the Merger” and “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule 13E-3 by reference.

(c)(6)	Plans. The information set forth in the Offer to Purchase under “Special Factors—Will CreXus shares be publicly traded after the Expiration Date?” and “The Offer—Section 8. Market for CreXus’ Common Stock; NYSE Listing; SEC Registration” is incorporated into this Schedule 13E-3 by reference.

(c)(7)	Plans. The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Section 5. Effects of the Offer and the Merger” and “The Offer—Section 8. Market for CreXus’ Common Stock; NYSE Listing; SEC Registration” is incorporated into this Schedule 13E-3 by reference.

(c)(8)	Plans. The information set forth in the Offer to Purchase under “The Offer—Section 8. Market for CreXus’ Common Stock; NYSE Listing; SEC Registration” is incorporated into this Schedule 13E-3 by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the 14D-9 under “Item 4. The Solicitation and Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendations”, “Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” , “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule 13E-3 by reference.

(b)	Alternatives. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendations” and the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” , “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule 13E-3 by reference.

(c)	Reasons. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendations”, “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor”, “Item 4. The Solicitation or Recommendation—Projected Financial Information” and “Annex A—Opinion of Lazard Frères & Co. LLC, dated January 30, 2013”, and the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” , “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger” is incorporated into this Schedule 13E-3 by reference.
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(d)	Effects. The information set forth in the 14D-9 under “Item 4. The Solicitation and Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendations”, “Item 8. Additional Information” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2. Purposes of the Offer and the Merger; Plans for CreXus after the Merger”, “Special Factors—Section 4—Position of Annaly regarding Fairness of the Offer and the Merger”, “Special Factors—Section 5—Effects of the Offer and the Merger”, “Special Factors— Section 6—Summary of the Merger Agreement and Other Agreements,”, “Special Factors—Section 7—No Dissenters’ Rights”, “The Offer—Section 6—Certain Material U.S. Federal Income Tax Consequences”, “The Offer—Section 8—Market for CreXus’ Common Stock; NYSE Listing; SEC Registration”, “The Offer—Section 13—Certain Legal Matters” and is incorporated into this Schedule 13E-3 by reference.

Item 8.	Fairness of the Transaction.

(a)	Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation and Recommendation” is incorporated into this Schedule 13E-3 by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation”, “Item 4. The Solicitation or Recommendation—Reasons for the Board’s Recommendation”, “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor”, “Item 4. The Solicitation or Recommendation —Projected Financial Information” and “Annex A—Opinion of Lazard Frères & Co. LLC, dated January 30, 2013” and the information set forth in Exhibit (c)(2) attached hereto is incorporated into this Schedule 13E-3 by reference.

(c)	Approval of Security Holders. The information set forth in the Schedule 14D-9 under “Item 4. Background and Reasons for the Special Committee’s and the Board’s Recommendations—Background of the Offer”, “Item 4. Background and Reasons for the Special Committee’s and the Board’s Recommendations—Reasons for the Special Committee’s Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 6—Merger Agreement”, “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 12—Conditions of the Offer” is incorporated into this Schedule 13E-3 by reference.

(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation” is incorporated into this Schedule 13E-3 by reference.

(e)	Approval of Directors. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board” and “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated into this Schedule 13E-3 by reference.

(f)	Other Offers. Not applicable. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation”.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)-(b)	Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer”, “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor”, “Item 4. The Solicitation or Recommendation—Projected Financial
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Information”, “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Annex A—Opinion of Lazard Frères & Co. LLC, dated January 30, 2013” and the information set forth in Exhibit (c)(2) attached hereto is incorporated into this Schedule 13E-3 by reference.

(c)	Availability of Documents. Copies of the report, opinion or appraisal referenced in this Item 9 will be made available for inspection and copying at the Company’s principal executive offices located at 1211 Avenue of the Americas, Suite 2902, New York, New York 10036, during regular business hours by any stockholder or stockholder representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet—Does Annaly have the financial resources to purchase the shares that are tendered?” and “The Offer—Section 11. Source of Funds” is incorporated into this Schedule 13E-3 by reference.

(b)	Conditions. Not applicable.

(c)	Expenses. The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in the Offer to Purchase under “The Offer—Section 15—Fees and Expenses” is incorporated into this Schedule 13E-3 by reference.

(d)	Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 8. Agreements Involving CreXus Shares” and “The Offer—Section 10. Information about Acquisition and Annaly” and the information set forth in Schedule I of the Offer to Purchase is incorporated into this Schedule 13E-3 by reference.

(b)	Securities Transactions. The information set forth in the Schedule 14D-9 under ”Item 6. Interest in Securities of the Subject Company” is incorporated into this Schedule 13E-3 by reference.

Item 12.	The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The filing persons expect that all executive officers and directors of the Company will tender the shares they own in the Company in the Offer. However, there are no agreements or understanding s requiring them to do so.

(e)	Recommendations of Others. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board” , “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation”, “Item 4. The Solicitation or Recommendation—Reasons for the Board’s Recommendation” and the information set forth in the Offer to Purchase under “The Offer—Section 10—Information about Acquisition and Annaly” is incorporated into this Schedule 13E-3 by reference.

Item 13.	Financial Statements.

(a)	Financial Information. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2012 and December 31, 2011, and the notes thereto, are incorporated herein by reference to “Part II—Item 8—Financial Statements and Supplementary Data” of the Company’s
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Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 1, 2013. The information set forth in the Offer to Purchase under “The Offer—Section 9—Information about CreXus” is incorporated into this Schedule 13E-3 by reference.

(b)	Pro Forma Information. The Offer will not have a material effect on the Company’s financial statements and pro forma financial information is not material to the Offer.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated into this Schedule 13E-3 by reference. Reference is further made to the information set forth in the Offer to Purchase under “The Offer—Section 15—Expenses” with respect to the persons employed or retained by Annaly and Acquisition.

(b)	Employees and Corporate Assets. The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated into this Schedule 13E-3 by reference.

Item 15.	Additional information.

(b)	Golden Parachute Payments. The information set forth in the Schedule 14D-9 under “Item 8. Additional Payments-Golden Parachute Compensation” is incorporated into this Schedule 13E-3 by reference.

(c)	Other Material Information. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information” and the information set forth in the Offer to Purchase, including all schedules thereto, is incorporated into this Schedule 13E-3 by reference.

Item 16.	Exhibits.

Exhibit No.	Exhibit

(a)(1)(A)	Offer to Purchase, dated March 18, 2013 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed by Annaly Capital Management, Inc. and CXS Acquisition Corporation on March 18, 2013 (the “Schedule TO”))

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO)

(a)(1)(F)	Form of summary advertisement, published March 18, 2013 in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO)

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Company on March 18, 2013 (the “Schedule 14D-9”))
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(a)(5)(A)	Press Release issued by the Company, dated January 31, 2013 (incorporated by reference to Exhibit 99.1 the Form 8-K filed by the Company on January 31, 2013)

(a)(5)(B)	Press Release issued by Annaly, dated January 31, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Annaly on January 31, 2013)

(c)(1)	Opinion of Lazard Frères & Co. LLC, dated January 30, 2013 (incorporated by reference to Annex A to the Schedule 14D-9)

(c)(2)	Presentation to the Special Committee by Lazard, dated January 30, 2013

(d)(1)	Agreement and Plan of Merger, dated as of January 30, 2013 by and among the Company, Annaly and Acquisition (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on January 31, 2013)

(d)(2)	Management Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-11 filed by the Company on August 31, 2009)

(d)(3)	Amendment No. 1 to Management Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-11 filed by the Company on September 16, 2009)

(d)(4)	Amendment No. 2 to Management Agreement (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Company on January 31, 2013)

(d)(5)	CreXus Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-8 filed by the Company on September 30, 2009)

(d)(6)	CreXus Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-11 filed by the Company on August 31, 2009)

(d)(7)	CreXus Form of Stock Option Agreement (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-11 filed by the Company on August 31, 2009)

Annex A: Business and Background of the Company’s Directors and Executive Officers

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2013	CREXUS INVESTMENT CORP.

	By:	/s/ Kevin Riordan
Name: Kevin Riordan
Title: Chief Executive Officer and President
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Annex A

Business and Background of the Company’s Directors and Executive Officers

Jeffrey Conti, age 54, is the Company’s Head of Underwriting and an Executive Vice President for FIDAC. Mr. Conti joined FIDAC in June 2009 and has served as Executive Vice President and the Company’s Head of Underwriting since that time. Before joining FIDAC, from 2007 until 2009, Mr. Conti spent two years with Prudential Real Estate Investors, where he was a Vice President responsible for real estate equity originations, transaction structuring and asset management. The address of Prudential Real Estate Investors is 8 Campus Drive, Parsippany, New Jersey 07054. Mr. Conti’s principal business address is 1211 Avenue of the Americas, Suite 2902, New York, New York 10036. He is a citizen of the United States.

Robert Karner, age 51, is the Company’s Global Head of Debt Investments and an Executive Vice President for FIDAC. Before joining FIDAC in August 2009, Mr. Karner most recently served as an Executive Director and Co-head of Morgan Stanley’s domestic CMBS Syndication desk from 2006 until 2009 with responsibilities for the marketing and distribution of the CMBS and commercial real estate CDO production to a wide variety of investors. Mr. Karner’s principal business address is 1211 Avenue of the Americas, Suite 2902, New York, New York 10036. He is a citizen of the United States.

Robert Restrick, age 48, is the Company’s Chief Operating Officer and an Executive Vice President for FIDAC. Mr. Restrick joined FIDAC in April 2010. From 2008 to 2010, Mr. Restrick served as Head of Structured Products Group and Portfolio Management for CWCapital Investments LLC with responsibilities for managing the investment management platform and overseeing commercial real estate loans and investments. The address of CWCapital Investments LLC is 555 Fifth Avenue, New York, New York 10017. Mr. Restrick’s principal business address is 1211 Avenue of the Americas, Suite 2902, New York, New York 10036. He is a citizen of the United States.

Kevin Riordan, age 57, is the Company’s President and Chief Executive Officer, and one of the Company’s Directors and has been the Company’s President and Chief Executive Officer and a member of the Company’s board of directors since June 2009. He is also a Managing Director for FIDAC and Annaly Capital Management, Inc., or Annaly. Mr. Riordan joined FIDAC and Annaly in May 2008 as a Director and became a Managing Director for FIDAC and Annaly in June 2009. From February 2007 to April 2008, Mr. Riordan was a portfolio manager with Dominion Capital Management LLC. The address of Dominion Capital Management LLC is 2870 Peachtree Road NW 212, Atlanta, Georgia 30305. Mr. Riordan’s principal business address is 1211 Avenue of the Americas, Suite 2902, New York, New York 10036. He is a citizen of the United States.

Daniel Wickey, age 46, has served as the Company’s Chief Financial Officer and Secretary since June 2009. He has also served as Executive Vice President of Accounting for FIDAC and Annaly since July 2009. He is also Treasurer for Merganser Capital Management Inc. and has served in this role since October 2008. He joined FIDAC and Annaly in June 2004 as Vice President. The address of Merganser Capital Management Inc. is 1211 Avenue of the Americas, New York, New York 10036. Mr. Wickey’s principal business address is 1211 Avenue of the Americas, Suite 2902, New York, New York 10036. He is a citizen of the United States.

Patrick Corcoran, age 66, is one of the Company’s Directors and the Company’s Nonexecutive Chairman of the Board of Directors and has been a member of the Company’s board of directors from September 2009. From July 2006 to August, 2012, Dr. Corcoran was director of Central Michigan University’s real estate development and finance program. Dr. Corcoran’s principal business address is 1211 Avenue of the Americas, Suite 2902, New York, New York 10036. He is a citizen of the United States.

Robert B. Eastep, CPA, age 49, is one of the Company’s Directors and has been a member of the Company’s board of directors since September 2009. Since October 2012, Mr. Eastep has served as President of Union Mortgage Group. From May 2010 to October 2012, Mr. Eastep served as Vice President and Chief Accounting officer for Central Virginia Bankshares, Inc., a NASDAQ listed community bank headquartered in Powhatan, VA. Mr. Eastep was appointed Senior Vice President and Chief Financial Officer in March 2011. Since January 2007, Mr. Eastep has also been Chief Executive Officer of Eagle Sports Management, LLC, a private

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business consulting firm. The address of Central Virginia Bankshares, Inc. is 2036 New Dorset Road, Powhatan, Viginia 23139 and the address of Eagle Sports Management, LLC is 12201 Gayton Road, #204, Richmond, Virginia 23238. Mr. Eastep’s principal business address is 1211 Avenue of the Americas, Suite 2902, New York, New York 10036. He is a citizen of the United States.

Ronald Kazel, age 45, is one of the Company’s Directors and has been a member of the Company’s board of directors since June 2009. Mr. Kazel is a Managing Director for FIDAC and Annaly. He also serves as chairman of the board of directors of Merganser Capital Management, Inc. From January 2006 to December 2012 he also served as Head of the Asset Management Group for Annaly and FIDAC. Mr. Kazel joined these companies in December 2001 as an Executive Vice President and became a Managing Director for FIDAC and Annaly in January 2006. The address of Merganser Capital Management Inc. is 1211 Avenue of the Americas, New York, New York 10036. Mr. Kazel’s principal business address is 1211 Avenue of the Americas, Suite 2902, New York, New York 10036. He is a citizen of the United States.

Nancy Jo Kuenstner, age 59, is one of the Company’s Directors and has been a member of the Company’s board of directors since September 2009. Ms. Kuenstner served as a director of The Law Debenture Trust Company of New York from March 2001 through December 2008. Since May 2011, Ms. Kuenstner has served as member of the board of directors of EOS Preferred Corporation. The address of The Law Debenture Trust Company of New York is 400 Madison Avenue, Suite 4D, New York, New York 10017 and the address of EOS Preferred Corporation is 1271 Avenue of the Americas, New York, New York 10020. Ms. Kuenstner’s principal business address is 1211 Avenue of the Americas, Suite 2902, New York, New York 10036. She is a citizen of the United States.

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